JCDecaux

03 AUG 15 AM 7:21



82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
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Macao
Malaisie
Mexique
Norvège
Pays-Bas
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République Tchèque
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Slovénie
Suède
Suisse
Thaïlande
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Yougoslavie

Neuilly-sur-Seine, 12th August 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached:

- the notice that was published in the French "Bulletin des Annonces Légales Obligatoires" in relation to the first half 2003 revenues of JCDecaux SA;
- a press release in respect of the increase by JCDecaux of its stake in the Austrian company Gewista;

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 8/15

JCDecaux

JCDECAUX INCREASES ITS STAKE IN GEWISTA

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, August 11, 2003 - JCDecaux SA (Euronext Paris: DEC) and B&C Holding have decided to terminate their partnership agreement in Austria and Central Europe, signed in April 2001. Following the completion of this transaction, JCDecaux will have increased its holding to 67% of Gewista, the leader in outdoor advertising in Austria.

Through Gewista, JCDecaux operates street furniture, billboard and transport advertising in Austria, the Czech Republic and Slovakia. In partnership with Affichage Holding, and via their common subsidiary Europlakat International, JCDecaux also has outdoor advertising activities in Hungary, Slovenia, Serbia, Bosnia, Croatia and Bulgaria.

JCDecaux is the market leader in outdoor advertising in Austria and in Central Europe, where outdoor accounts for around 8% of the advertising market (world average is around 6%), and is growing steadily.

Commenting on this transaction, Jean-François Decaux, Chairman of the Executive Board and co-CEO said: *"The increase of our stake in Gewista is consistent with the Group's consolidation strategy in Europe, where 40% of the outdoor European market is still held by independent operators. JCDecaux, from Vienna, has a strong platform to further grow its business, to win street furniture tenders, to contribute to the modernisation of Central European cities, and to play a major role in the on-going market consolidation in that region."*

Key Information on the Group

- 2002 revenues : €1,578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

<u>For further information, contact:</u>

Press Relations
Raphaële Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investors Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200, Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffre d'affaires comparé.
(En millions d'euros.)

1°) Comptes consolidés :

	2003			2002			Evolution 2003/2002		
	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Premier semestre (cumul au 30/06/03)	Premier trimestre (au 31/03/02)	Deuxième trimestre (au 30/06/02)	Premier semestre (cumul au 30/06/02)	Premier trimestre 2003/2002	Deuxième trimestre 2003/2002	Premier semestre 2003/2002
Mobilier urbain	191,5	216,6	408,2	198,8	218,4	417,2	– 3,7 %	– 0,8 %	– 2,2 %
Affichage	96,7	118,2	214,9	93,2	125,0	218,2	3,8 %	– 5,5 %	– 1,5 %
Transport	64,7	70,5	135,1	66,6	77,9	144,5	– 2,8 %	– 9,5 %	– 6,5 %
Total groupe	352,9	405,3	758,2	358,6	421,3	779,9	– 1,6 %	– 3,8 %	– 2,8 %

Le chiffre d'affaires du premier semestre 2003 est en baisse de 2,8 %.

A périmètre et à taux de change constants, la croissance interne du chiffre d'affaires est de + 1,0 %, se décomposant en – 0,1 % sur l'activité Mobilier Urbain, + 1,3 % sur l'activité Affichage et + 3,5 % sur l'activité Transport.

2°) Société-mère :

	2003			2002			Evolution 2003/2012		
	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Premier semestre (cumul au 30/06/03)	Premier trimestre (au 31/03/02)	Deuxième trimestre (au 30/06/02)	Premier semestre (cumul au 30/06/02)	Premier trimestre 2003/2002	Deuxième trimestre 2003/2002	Premier semestre 2003/2002
Total	136,9	140,7	277,6	143,7	151,1	294,8	– 4,7 %	– 6,9 %	– 11,6 %

50122

(Succursale de Paris.)

Dotation de l'agence française : 35 152 685 €.
Succursale : 14, place Vendôme, 75001 Paris.

Situation au 30 juin 2003.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	18 532
Créances sur les établissements de crédit	201 738
Créances sur la clientèle	882 216
Actions et autres titres à revenu variable	213
Participations et activités de portefeuille	8
Immobilisations incorporelles	182
Immobilisations corporelles	8 292
Autres actifs	6 512
Comptes de régularisation	71 594
Total de l'actif	1 189 287

Passif	Montant
Dettes envers les établissements de crédit	892 388
Comptes créditeurs de la clientèle	96 800
Autres passifs	14 998
Comptes de régularisation	83 568
Provisions pour risques et charges	42 369
Capitaux propres hors fonds pour risques bancaires généraux	59 164
Capital souscrit	35 153
Réserves	24 011
Total du passif	1 189 287

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	3 059 964
Engagements de garantie	34 098
Engagements reçus :	
Engagements de financement	1 050 144
Engagements de garantie	108 082

50129

Société anonyme monégasque au capital de 24 740 565 €.
Siège social : 57, rue Grimaldi, MC 98000 Monaco.
Exercice social : du 1er janvier au 31 décembre.

Chiffre d'affaires provisoire (hors taxes).
(En milliers d'euros.)

	2003	2002
1°) Société-mère :		
Premier trimestre (1er janvier au 31 mars)	13 312	14 050
Deuxième trimestre (1er avril au 30 juin)	16 193	19 179
Total	29 505	33 229
2°) Groupe consolidé :		
Premier trimestre (1er janvier au 31 mars)	99 139	97 015
Deuxième trimestre (1er avril au 30 juin)	138 461	118 161
Total	237 600	215 176

49112

Société anonyme au capital de 165 925 548 €.
Siège social : 14, place Vendôme, 75001 Paris.

Situation au 30 juin 2003.
(En milliers d'euros.)

Actif	Montant
Créances sur les établissements de crédit	527 217
Opérations avec la clientèle	13 896
Participations et activités de portefeuille	2 756
Parts dans les entreprises liées	5 415
Immobilisations incorporelles	37
Immobilisations corporelles	230
Autres actifs	5 882
Comptes de régularisation	15 684
Total de l'actif	571 117